


03028115

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for July 25, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-102489
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))



SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 25, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: 

Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

FIRST FRANKLIN MORTGAGE LOAN TRUST 2003-FF3

Mortgage Pass-Through Certificates, Series 2003-FF3

$ 768,907,000 (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST, SERIES 2003-FF3

SENIOR/SUBORDINATE CERTIFICATES

1M Libor Available Funds Floaters

No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)(4)
1-A	$515,627,000	(5)	2.67	1-87	8.00%	(5)	7/25/2033	AAA/AAA
2-A1 (6)	$104,765,000	1 M Libor	1.00	1-27	8.00%	TBD	7/25/2033	AAA/AAA
2-A2 (6)	$88,776,000	(7)	4.71	27-87	8.00%	(7)	7/25/2033	AAA/AAA
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	1/25/2005	AAA/AAA
M1	$23,125,000	1M Libor	4.84	38-87	5.00%	TBD	7/25/2033	AA/AA
M2	$17,344,000	1M Libor	4.82	37-87	2.75%	TBD	7/25/2033	A/A
M3	$7,708,000	1M Libor	4.82	37-87	1.75%	TBD	7/25/2033	A-/A-
M4	$7,708,000	1M Libor	4.73	37-87	0.75%	TBD	7/25/2033	BBB+/BBB+
B	$3,854,000	1M Libor	3.78	37-68	0.25%	TBD	7/25/2033	BBB/BBB

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)(4)
1-A	$515,627,000	(5)	292	1-213	8.00%	(5)	7/25/2033	AAA/AAA
2-A1 (6)	$104,765,000	1 M Libor	1.00	1-27	8.00%	TBD	7/25/2033	AAA/AAA
2-A2 (6)	$88,776,000	(7)	5.29	27-216	8.00%	(7)	7/25/2033	AAA/AAA
A-IO (8)	Notional	6.00%	N/A	N/A	N/A	N/A	1/25/2005	AAA/AAA
M1	$23,125,000	1M Libor	5.32	38-153	5.00%	TBD	7/25/2033	AA/AA
M2	$17,344,000	1M Libor	5.22	37-136	2.75%	TBD	7/25/2033	A/A
M3	$7,708,000	1M Libor	5.07	37-115	1.75%	TBD	7/25/2033	A-/A-
M4	$7,708,000	1M Libor	4.77	37-99	0.75%	TBD	7/25/2033	BBB+/BBB+
B	$3,854,000	1M Libor	3.78	37-68	0.25%	TBD	7/25/2033	BBB/BBB

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.25%.

(4) All Classes of Certificates will be rated by S&P and Fitch.

(5) Class 1-A is the Senior Certificate of Group 1. It will have a stated fixed interest rate of [ ]% for the first 24 Distribution Dates. Beginning with the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin will be increased if the 10% call is not exercised, as described herein.

(6) Classes 2-A1 and 2-A2 are the Group 2 Senior Certificates.

(7) Class 2-A2 will have a stated fixed interest rate of [ ]% for the first 24 Distribution Dates. Beginning with the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin will be increased if the 10% call is not exercised, as described herein.

(8) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

Origination and Servicing

100% of the mortgage loans were originated by First Franklin and will be serviced by Ocwen.

Principal Payment Priority

At the Senior level, the collateral is divided up into two Groups, Group 1 and Group 2. Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all Group 1 principal will be paid to the Class 1-A Certificates and all Group 2 principal will be paid to the Class 2-A1 and Class 2-A2 Certificates, sequentially and in that order. Once the Class 1-A Certificates have been retired, and if the Group 2 Senior Certificates still remain outstanding, all principal collected from Group 1 will be allocated to the Class 2-A1 and 2-A2 Certificates, sequentially and in that order. Conversely, once the Group 2 Senior Certificates have been retired, and if the Class 1-A Certificates remain outstanding, all principal collected from Group 2 will be allocated to the Class 1-A Certificates. After the Class Senior Certificates have been reduced to zero, principal will then be allocated sequentially to the M1, M2, M3, M4 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all Group 1 principal will be paid to the Class 1-A Certificates and all Group 2 principal will be paid to the Class 2-A1 and Class 2-A2 Certificates, sequentially and in that order, until the Targeted Senior Enhancement Percentage has been reached. Once the Class 1-A Certificates have been retired, and if the Group 2 Senior Certificates remain outstanding, all principal collected from Group 1 will be allocated to the Class 2-A1 and Class 2-A2 Certificates, sequentially and in that order, until the Targeted Senior Enhancement Percentage has been reached. Conversely, once the Group 2 Senior Certificates have been retired, and if the Class 1-A Certificates remain outstanding, all principal collected from Group 2 will be allocated to the Class 1-A Certificates, until the Targeted Senior Enhancement Percentage has been reached. Principal will then be allocated sequentially to the M1, M2, M3, M4 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.25% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rate for the Class 1-A and Class 2-A2 Certificates for the first 24 Distribution Dates will be equal to the lesser of a stated fixed interest rate and their applicable Net Funds Cap (as defined herein). Beginning on July 25, 2005, the Class 1-A and Class 2-A2 Certificates will accrue interest at a rate equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their applicable Net Funds Cap (as defined herein) and beginning on August 25, 2005 will receive interest based on this new floating rate. Interest for the Class 1-A and Class 2-A2 will be calculated on a 30/360 basis for the first 24 Distribution Dates and on an actual/360 basis thereafter.

The Interest Rates for Classes 2-A1, M1, M2, M3, M4 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A, Class 2-A2 Certificates and the Class A-IO Certificates, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on July 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: for all of Group 1 and Group 2, Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class 1-A and Component A-IO(1) from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest to the Class 2-A1 and Class 2-A2 and Component A-IO (2) from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4 and B, sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A, Class 2-A1 and Class 2-A2 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, M3, M4 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes M1, M2, M3, M4 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Balance will consist of two components, one from each Collateral Group.

The A-IO Component Notional Balance for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount	A-IO(2) Notional Amount	Total Notional Amount
1-6	184,953,618	69,422,382	254,376,000
7-12	151,325,819	56,800,181	208,126,000
13-18	67,255,597	25,244,403	92,500,000

On and after the 19th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero.

Interest will be paid to the Class A-IO from both of Collateral Groups 1 and 2. The A-IO(1) Component Notional Balance will be approximately 0.73% of the aggregate Class A-IO Notional Balance. The A-IO(2) Component Notional Balance will be approximately 0.27% of the aggregate Class A-IO Notional Balance. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	N/A
2	158,263,050
3	152,207,003
4	146,330,275
5	140,627,566
6	135,093,735
7	129,723,792
8	124,512,893
9	119,456,339
10	114,549,567
11	109,788,152
12	105,167,796

Month	Approximate Notional Balance ($)
13	100,684,330
14	96,333,707
15	92,112,001
16	88,015,399
17	84,040,204
18	80,182,825
19	76,439,779
20	72,807,684
21	69,283,261
22	65,863,324
23	62,544,783
24	59,324,641

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The "Class 1-A Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the first 24 Distribution Dates, clause (b) will be equal to 1.

The "Class 2-A1 and Class 2-A2 Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 2-A2 and the first 24 Distribution Dates, clause (b) will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Class 1-A Net Funds Cap and the Class 2-A1 and Class 2-A2 Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a Republic Mortgage Insured Mortgage Loan.

Mortgage Insurance

Approximately 99.0% of the first lien mortgage loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Republic Mortgage. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A, Class 2-A1 and Class 2-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Class M or Class B Certificates (together, the "Subordinate Certificates") will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the aggregate principal balance of the loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margins on Class 1-A and Class 2-A2 will increase by 0.25%, the margin on Class 2-A1 will increase to 2 times the initial margin, and the margins on the Class M1, M2, M3, M4 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A, 2-A1, 2-A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A, 2-A1, 2-A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A, 2-A1 and 2-A2) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.25% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Certificates and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

<table>
<tr><td rowspan="2">1-A
AAA/AAA
Fixed –Floating Rate Bond
(Group 1)</td><td>2-A1
AAA/AAA
Libor Floater
(Group 2)</td><td rowspan="2">A-IO
AAA/AAA
6.00% Interest
Rate</td><td rowspan="2">Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A, 2-A1 and 2-A2.</td></tr>
<tr><td>2-A2
AAA/AAA
Fixed –Floating Rate Bond
(Group 2)</td></tr>
<tr><td colspan="3">M1
AA/AA
Libor Floater</td><td rowspan="3">Classes M1, M2, M3, M4 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.</td></tr>
<tr><td colspan="3">M2
A/A
Libor Floater</td></tr>
<tr><td colspan="3">M3
A-/A-
Libor Floater</td></tr>
<tr><td colspan="3">M4
BBB+/BBB+
Libor Floater</td><td></td></tr>
<tr><td colspan="3">B1
BBB/BBB
Libor Floater</td><td></td></tr>
</table>

Contacts		
MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	First Franklin Mortgage Loan Trust Series 2003-FF3
Depositor:	Structured Asset Securities Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: August 25, 2003
Cut-Off Date:	July 1, 2003
Expected Pricing Date:	July [ ], 2003
Closing Date:	July 30, 2003
Settlement Date:	July 30, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	July 25, 2003
Day Count:	Actual/360 on Classes 1-A and 2-A2 (following the 24th Distribution Date), 2-A1 M1, M2, M3 and B 30/360 on Classes 1-A and 2-A2 (for the first 24 Distribution Dates) and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.0082% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A, 2-A1 and 2-A2. Minimum $25,000; increments $1 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	The Class 1-A, 2-A1, 2-A2, A-IO and M1 Certificates are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	5.45	3.66	2.67	2.04	1.60
Window (mos)	1-172	1-118	1-87	1-68	1-55
Expected Final Mat.	11/25/2017	5/25/2013	10/25/2010	3/25/2009	2/25/2008
Class 2-A1					
Avg. Life (yrs)	2.09	1.37	1.00	0.77	0.62
Window (mos)	1-56	1-37	1-27	1-21	1-17
Expected Final Mat.	3/25/2008	8/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 2-A2					
Avg. Life (yrs)	9.55	6.45	4.71	3.60	2.81
Window (mos)	56-172	37-118	27-87	21-68	17-55
Expected Final Mat.	11/25/2017	5/25/2013	10/25/2010	3/25/2009	2/25/2008
Class M1					
Avg. Life (yrs)	9.50	6.42	4.84	4.08	3.75
Window (mos)	56-172	37-118	38-87	39-68	40-55
Expected Final Mat.	11/25/2017	5/25/2013	10/25/2010	3/25/2009	2/25/2008
Class M2					
Avg. Life (yrs)	9.50	6.42	4.82	4.02	3.62
Window (mos)	56-172	37-118	37-87	38-68	38-55
Expected Final Mat.	11/25/2017	5/25/2013	10/25/2010	3/25/2009	2/25/2008
Class M3					
Avg. Life (yrs)	9.50	6.42	4.82	3.99	3.55
Window (mos)	56-172	37-118	37-87	37-68	38-55
Expected Final Mat.	11/25/2017	5/25/2013	10/25/2010	3/25/2009	2/25/2008
Class M4					
Avg. Life (yrs)	9.34	6.30	4.73	3.90	3.45
Window (mos)	56-172	37-118	37-87	37-68	37-55
Expected Final Mat.	11/25/2017	5/25/2013	10/25/2010	3/25/2009	2/25/2008
Class B					
Avg. Life (yrs)	7.42	4.96	3.78	3.28	3.09
Window (mos)	56-136	37-92	37-68	37-52	37-42
Expected Final Mat.	11/25/2014	3/25/2011	3/25/2009	11/25/2007	1/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class 1-A			
Avg. Life (yrs)	3.67	2.34	1.61
Window (mos)	1-118	1-77	1-55
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class 2-A1			
Avg. Life (yrs)	1.36	0.87	0.62
Window (mos)	1-37	1-23	1-17
Expected Final Mat.	8/25/2006	6/25/2005	12/25/2004
Class 2-A2			
Avg. Life (yrs)	6.43	4.10	2.80
Window (mos)	37-118	23-77	17-55
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class M1			
Avg. Life (yrs)	6.43	4.41	3.75
Window (mos)	37-118	38-77	40-55
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class M2			
Avg. Life (yrs)	6.43	4.37	3.62
Window (mos)	37-118	37-77	38-55
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class M3			
Avg. Life (yrs)	6.43	4.35	3.55
Window (mos)	37-118	37-77	38-55
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class M4			
Avg. Life (yrs)	6.31	4.26	3.45
Window (mos)	37-118	37-77	37-55
Expected Final Mat.	5/25/2013	12/25/2009	2/25/2008
Class B			
Avg. Life (yrs)	4.97	3.48	3.09
Window (mos)	37-92	37-60	37-42
Expected Final Mat.	3/25/2011	7/25/2008	1/25/2007

Sensitivity Analysis –To Maturity

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	5.85	3.98	2.92	2.24	1.75
Window (mos)	1-334	1-274	1-213	1-168	1-135
Expected Final Mat.	5/25/2031	5/25/2026	4/25/2021	7/25/2017	10/25/2014
Class 2-A1					
Avg. Life (yrs)	2.09	1.37	1.00	0.77	0.62
Window (mos)	1-56	1-37	1-27	1-21	1-17
Expected Final Mat.	3/25/2008	8/25/2006	10/25/2005	4/25/2005	12/25/2004
Class 2-A2					
Avg. Life (yrs)	10.49	7.20	5.29	4.05	3.16
Window (mos)	56-336	37-278	27-216	21-170	17-137
Expected Final Mat.	7/25/2031	9/25/2026	7/25/2021	9/25/2017	12/25/2014
Class M1					
Avg. Life (yrs)	10.31	7.04	5.32	4.44	4.04
Window (mos)	56-278	37-204	38-153	39-120	40-96
Expected Final Mat.	9/25/2026	7/25/2020	4/25/2016	7/25/2013	7/25/2011
Class M2					
Avg. Life (yrs)	10.19	6.93	5.22	4.32	3.85
Window (mos)	56-255	37-182	37-136	38-106	38-85
Expected Final Mat.	10/25/2024	9/25/2018	11/25/2014	5/25/2012	8/25/2010
Class M3					
Avg. Life (yrs)	9.96	6.75	5.07	4.18	3.69
Window (mos)	56-221	37-155	37-115	37-89	38-72
Expected Final Mat.	12/25/2021	6/25/2016	2/25/2013	12/25/2010	7/25/2009
Class M4					
Avg. Life (yrs)	9.42	6.35	4.77	3.93	3.47
Window (mos)	56-193	37-133	37-99	37-77	37-61
Expected Final Mat.	8/25/2019	8/25/2014	10/25/2011	12/25/2009	8/25/2008
Class B					
Avg. Life (yrs)	7.42	4.96	3.78	3.28	3.09
Window (mos)	56-136	37-92	37-68	37-52	37-42
Expected Final Mat.	11/25/2014	3/25/2011	3/25/2009	11/25/2007	1/25/2007

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class 1-A			
Avg. Life (yrs)	4.00	2.56	1.77
Window (mos)	1-276	1-190	1-137
Expected Final Mat.	7/25/2026	5/25/2019	12/25/2014
Class 2-A1			
Avg. Life (yrs)	1.36	0.87	0.62
Window (mos)	1-37	1-23	1-17
Expected Final Mat.	8/25/2006	6/25/2005	12/25/2004
Class 2-A2			
Avg. Life (yrs)	7.16	4.58	3.14
Window (mos)	37-278	23-191	17-137
Expected Final Mat.	9/25/2026	6/25/2019	12/25/2014
Class M1			
Avg. Life (yrs)	7.05	4.82	4.04
Window (mos)	37-204	38-135	40-96
Expected Final Mat.	7/25/2020	10/25/2014	7/25/2011
Class M2			
Avg. Life (yrs)	6.95	4.71	3.86
Window (mos)	37-183	37-120	38-85
Expected Final Mat.	10/25/2018	7/25/2013	8/25/2010
Class M3			
Avg. Life (yrs)	6.77	4.56	3.70
Window (mos)	37-155	37-101	38-72
Expected Final Mat.	6/25/2016	12/25/2011	7/25/2009
Class M4			
Avg. Life (yrs)	6.37	4.30	3.47
Window (mos)	37-134	37-87	37-62
Expected Final Mat.	9/25/2014	10/25/2010	9/25/2008
Class B			
Avg. Life (yrs)	4.97	3.48	3.09
Window (mos)	37-92	37-60	37-42
Expected Final Mat.	3/25/2011	7/25/2008	1/25/2007

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
6.3005	4.02
6.3105	3.76
6.3205	3.51
6.3305	3.25
6.3405	3.00
6.3505	2.75
6.3605	2.50
6.3705	2.25
6.3805	2.00
Mod. Dur.	0.618 [3]

(1) Shown at the Certificate pricing assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 6.3405% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	1-A Funds Cap (%)	2-A1 & 2-A2 Funds Cap (%)	Mezz Funds Cap (%)	Period	1-A Funds Cap (%)	2-A1 & 2-A2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	N/A	31	9.23822	8.56879	9.05553
2	N/A	N/A	N/A	32	10.22747	9.48580	10.02506
3	N/A	N/A	N/A	33	9.23720	8.57705	9.05704
4	N/A	N/A	N/A	34	10.45446	9.62508	10.22812
5	N/A	N/A	N/A	35	10.13271	9.36986	9.92452
6	N/A	N/A	N/A	36	10.46979	9.68088	10.25449
7	N/A	N/A	N/A	37	10.13141	9.36732	9.92288
8	N/A	N/A	N/A	38	10.13075	9.36605	9.92209
9	N/A	N/A	N/A	39	10.46777	9.68294	10.25365
10	N/A	N/A	N/A	40	10.99406	10.09380	10.74848
11	N/A	N/A	N/A	41	11.35973	10.44569	11.11040
12	N/A	N/A	N/A	42	10.99251	10.10721	10.75103
13	N/A	N/A	N/A	43	10.99173	10.10568	10.75007
14	N/A	N/A	N/A	44	12.16855	11.18673	11.90079
15	N/A	N/A	N/A	45	10.99017	10.10406	10.74853
16	N/A	N/A	N/A	46	11.39514	10.45118	11.13775
17	N/A	N/A	N/A	47	11.03173	10.13159	10.78631
18	N/A	N/A	N/A	48	11.39863	10.46771	11.14485
19	N/A	N/A	N/A	49	11.03014	10.12850	10.78436
20	N/A	N/A	N/A	50	11.02934	10.12695	10.78339
21	N/A	N/A	N/A	51	11.39616	10.46291	11.14184
22	N/A	N/A	N/A	52	11.03523	10.12996	10.78856
23	N/A	N/A	N/A	53	11.40224	10.48297	11.15179
24	N/A	N/A	N/A	54	11.03363	10.14325	10.79109
25	8.66051	8.09977	8.50748	55	11.03283	10.14168	10.79012
26	8.38077	7.83777	8.23258	56	11.79285	10.83944	11.53323
27	8.38039	7.83706	8.23211	57	11.03122	10.13855	10.78818
28	8.65935	8.10361	8.50768	58	11.55765	10.80646	11.35316
29	9.23854	8.56304	9.05419	59	11.18394	10.46868	10.98927
30	9.54721	8.85643	9.35869	60	11.55588	10.81578	11.35451

(1) Based on 1 month Libor and 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

FFML 2003-FF3 Collateral Summary -Aggregate

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

Minimum: $
Maximum: $
Average: $

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

Minimum: %
Maximum: %
Weighted Average: %

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
Total:			

Minimum:
Maximum:
Weighted Average:

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
Total:			

Minimum:
Maximum:
Weighted Average:

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan-to-Value Ratio			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
Total:			

Minimum: %
Maximum: %
Non-Zero WA: %

FICO Score			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Total:			

Non-Zero Minimum:
Maximum:
Non-Zero WA:

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Total:			

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Total:			

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Total:			

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Total:			

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

Minimum: %
Maximum: %
Weighted Average: %

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

Minimum: %
Maximum: %
Weighted Average: %

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

NZ Minimum: %
Maximum: %
Weighted Average: %

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

Minimum: %
Maximum: %
Weighted Average: %

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

FFML 2003-FFB Collateral Summary – Group 2

Collateral Characteristics - Group 2

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

Minimum: $
Maximum: $
Average: $

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

Minimum: %
Maximum: %
Weighted Average: %

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
Total:			

Minimum:
Maximum:
Weighted Average:

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
Total:			

Minimum:
Maximum:
Weighted Average:

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

Minimum: %
Maximum: %
Non-Zero WA: %

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

Non-Zero Minimum:
Maximum:
Non-Zero WA:

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Total:			

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Total:			

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Total:			

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

Minimum: %
Maximum: %
Weighted Average: %

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

Minimum: %
Maximum: %
Weighted Average: %

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

NZ Minimum: %
Maximum: %
Weighted Average: %

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			

Minimum: %
Maximum: %
Weighted Average: %

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Total:			